Exhibit 99.1

First Quarter Interim Statement

January – March 2020

2	Group Interim Statement

Contents

MorphoSys Group:

First Quarter Interim Statement January – March 2020

3	SUMMARY

6	GROUP INTERIM STATEMENT
6	OPERATING BUSINESS PERFORMANCE
12	HUMAN RESOURCES
13	KEY FINANCIAL FIGURES
18	SUBSEQUENT EVENTS
19	FINANCIAL GUIDANCE

20	GROUP INTERIM STATEMENT
20	CONSOLIDATED STATEMENT OF PROFIT OR LOSS (IFRS) – (UNAUDITED)
21	CONSOLIDATED BALANCE SHEET (IFRS) – (UNAUDITED)
23	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) – (UNAUDITED)
25	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) – (UNAUDITED)

Group Interim Statement	3

Summary of the First Quarter of 2020

UPDATE	ON IMPACT OF THE GLOBAL COVID-19 PANDEMIC

•

MorphoSys acknowledges the impact of the global COVID-19 pandemic on health systems and broader society worldwide and the resulting potential impact on preclinical and clinical programs and in particular on clinical trials. Beyond the previously communicated measures to mitigate the impact of the pandemic on MorphoSys’ employees, patients and the broader community, additional measures may need to be implemented in the future, including potential adjustments to clinical trials due to factors including restrictions of visits to healthcare facilities, increased demands on the health services and changes to trial staff availability. Consequently, MorphoSys is continuously monitoring the situation and deciding how to proceed in its clinical trials on a “trial-by-trial” and “country-by-country” basis to ensure patient and site personnel safety and data integrity.

•

Despite the uncertainty caused by the COVID-19 pandemic in the U.S., launch preparations continue including through digital channels to ensure launch readiness of MorphoSys and Incyte should tafasitamab be approved on or before its PDUFA (Prescription Drug User Fee Act) date of August 30, 2020.

•	Enrollment of patients in all tafasitamab related clinical trials are currently expected to continue as planned, but the above-mentioned restrictions might lead to future delays in timelines.
•	Enrollment/screening of patients in the M-PLACE study for MOR202 has been temporarily paused.

FINANCIAL RESULTS FOR THE FIRST THREE MONTHS OF 2020

•	Group revenue in the first three months of 2020 totaled € 251.2 million (Q1/2019: € 13.5 million); and EBIT amounted to € 213.6 million (Q1/2019: € -23.6 million).
•	The Group’s liquidity position on March 31, 2020 equaled € 1,132.1 million (December 31, 2019: € 357.4 million).
•

The Company confirms its 2020 financial guidance for revenue in the range of € 280 million to € 290 million, EBIT between € -15 million to € 5 million and R&D expenses within € 130 million to € 140 million.

OPERATING HIGHLIGHTS FOR THE FIRST QUARTER OF 2020

PROPRIETARY DEVELOPMENT

•

On January 13, 2020, MorphoSys and Incyte announced the signing of a collaboration and license agreement for the further global development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. As part of the agreement, MorphoSys received an upfront payment of US$ 750 million (€ 691.7 million) in addition to Incyte’s investment of US$ 150 million (€ 130.9 million) in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at the time of the agreement’s signature. According to the terms of the agreement, MorphoSys and Incyte will

MorphoSys – I/2020

4	Group Interim Statement

co-commercialize tafasitamab in the U.S. and MorphoSys will lead the commercialization strategy. MorphoSys will record all revenues from U.S. sales of tafasitamab and share equally with Incyte (50/50) profits and losses. Outside the U.S., Incyte has exclusive commercialization rights and will lead the commercialization strategy. Incyte will record all revenues and pay royalties to MorphoSys on all sales of tafasitamab outside the U.S.

•

On February 4, 2020, MorphoSys announced it had launched an Expanded Access Program (EAP) for tafasitamab in the U.S. The EAP enables patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) to receive tafasitamab based on certain criteria.

•

On March 2, 2020, MorphoSys announced that the U.S. Food and Drug Administration (FDA) had formally accepted the Biologics License Application (BLA) for tafasitamab plus lenalidomide for the treatment of r/r DLBCL and granted the application for priority review. The FDA has set August 30, 2020 as the target date for a potential PDUFA approval decision.

CORPORATE DEVELOPMENTS

•

On March 4, 2020, MorphoSys announced that the Company’s Management Board, with the approval of the Supervisory Board, had decided to increase the share capital of MorphoSys AG by issuing 907,441 new shares of common stock from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, in order for Incyte to purchase 3,629,764 American Depositary Shares. Each ADS represents 1/4 of one MorphoSys common share.

•	After the end of the reporting period, MorphoSys announced on April 21, 2020, the appointment of Roland Wandeler, Ph.D., as Chief Commercial Officer (CCO) of MorphoSys, effective May 5, 2020.
•	At the end of the first quarter of 2020, MorphoSys’ pipeline comprised a total of 116 drug candidates, 27 of which are in clinical development.

MorphoSys – I/2020

Group Interim Statement	5

MORPHOSYS PRODUCT PIPELINE AS OF MARCH 31, 2020

CLINICAL PIPELINE – PROPRIETARY DEVELOPMENT PROGRAMS

CLINICAL PIPELINE – PARTNERED DISCOVERY PROGRAMS

MorphoSys – I/2020

6	Group Interim Statement

Group Interim Statement:

January 1 – March 31, 2020

Operating Business Performance

PROPRIETARY DEVELOPMENT

The development activities in this segment are currently focused on the following four clinical candidates:

•	Tafasitamab – an antibody for the treatment of blood cancers and MorphoSys’ most advanced proprietary program to date;
•

MOR202 – the antibody for which MorphoSys signed a regional license agreement with I-Mab Biopharma (I-Mab) in November 2017 for development in multiple myeloma in Greater China; MorphoSys is currently evaluating MOR202’s therapeutic potential in autoimmune diseases;

•	MOR107 (LP2-3) – a lanthipeptide developed by MorphoSys’ Dutch subsidiary Lanthio Pharma B.V. currently in preclinical trials in oncological indications; and
•

Otilimab – an antibody currently in clinical trials conducted by GlaxoSmithKline (GSK) in rheumatoid arthritis. The program originated as a proprietary MorphoSys program and was fully out-licensed to GSK in 2013.

In addition to the programs listed above, the Company has several proprietary programs in the early stages of research and development, such as MOR210, a preclinical antibody licensed to I-Mab in November 2018 for China and other specific countries in Asia.

Tafasitamab (MOR 208) is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B cells, which belong to a group of white blood cells. CD19 enhances B cell receptor signaling, which is an important factor in B cell survival and growth, making CD19 a potential target in the treatment of B cell malignancies.

On January 13, 2020, MorphoSys and Incyte announced they had signed a collaboration and license agreement for the further global development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. According to the terms of the agreement, the companies have agreed to develop tafasitamab broadly in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL), frontline DLBCL and in other indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL). Incyte will be responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed/refractory malignant B cell disease, in addition to leading any potential pivotal studies in CLL, and for a phase 3 trial in r/r FL/MZL. MorphoSys will continue to be responsible for its ongoing clinical studies with tafasitamab in non-Hodgkin’s lymphoma (NHL), CLL, r/r DLBCL and frontline DLBCL. MorphoSys and Incyte will share responsibility for

MorphoSys – I/2020

Group Interim Statement	7

initiating further global clinical trials. Incyte intends to pursue development in additional territories, including Japan and China.

The primary focus of the current clinical development of tafasitamab is relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL). Both the L-MIND and B-MIND studies target patients suffering from r/r DLBCL who are not eligible for high-dose chemotherapy (HDC) or autologous stem cell transplantation (ASCT). For this group of patients, the currently available treatment options are limited and not yet sufficiently effective, which is why MorphoSys and collaboration partner Incyte see a high unmet medical need for the development of alternative treatment options.

The phase 2 study L-MIND (Lenalidomide-MOR208 IN DLBCL), initiated in April 2016, was designed as a single-arm, open-label study with the primary endpoint of overall response rate (ORR) and several secondary endpoints including progression-free survival (PFS), overall survival (OS) and time to progression (TTP). In October 2017, based on the study’s interim data, the U.S. Food and Drug Administration (FDA) granted breakthrough therapy designation for tafasitamab in combination with lenalidomide. Patient recruitment was completed in November 2017. The detailed data from the primary analysis (cut-off date: November 30, 2018, with a follow-up of at least 12 months for all patients) were presented on June 22, 2019, at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. Efficacy data were based on response rates for 80 patients evaluated by an independent review panel (IRC). The objective response rate (ORR) was 60% (48 of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 82% of CRs were confirmed by PET (positron emission tomography). The complete remissions achieved were long-lasting; the median duration of response (DoR) for complete remissions had not yet been reached. The median duration of response for all patients with remission (complete and partial remissions) was 21.7 months. The median progression-free survival (mPFS) was 12.1 months with a median follow-up of 17.3 months. The 12-month overall survival (OS) rate was 73.7%.

On October 29, 2019, MorphoSys announced topline results from the primary analysis of the retrospective observational matched control cohort (Re-MIND). The effectiveness of lenalidomide monotherapy based on real-world patient data was compared with the efficacy outcomes of the tafasitamab/lenalidomide combination, as investigated in MorphoSys’ L-MIND study. To accomplish this, Re-MIND efficacy data were collected in a real-world setting from 490 patients suffering from r/r DLBCL and not eligible for HDC and ASCT and had received lenalidomide monotherapy in the U.S. or EU. For the best possible comparison with the patients from the L-MIND study, the qualification criteria for matching patients from both studies were pre-specified. As a result, 76 eligible Re-MIND patients were identified and matched one to one to 76 of the 80 L-MIND patients based on important baseline characteristics (matching). The objective response rates (ORR) were determined for both Re-MIND and L-MIND based on this subset of 76 patients.

MorphoSys – I/2020

8	Group Interim Statement

The primary endpoint of Re-MIND was met and showed a statistically significant superior best objective response rate (ORR) of the tafasitamab/lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1% for the tafasitamab/lenalidomide combination compared to 34.2% for lenalidomide monotherapy. Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab/lenalidomide combination 39.5% versus lenalidomide monotherapy at 11.8% as well as in pre-specified statistical sensitivity analyses). In addition, there was a significant difference observed for median overall survival (OS), which had not yet been reached in the tafasitamab/lenalidomide combination as compared to 9.3 months in lenalidomide monotherapy (hazard ratio 0.47).

Based on the data from the primary analysis of both studies and the results of the tafasitamab monotherapy study in NHL, in late December 2019, MorphoSys submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL. At the beginning of March 2020, MorphoSys announced that the FDA formally accepted the application and granted a priority review. The FDA has set August 30, 2020 as the target date for the decision on a potential approval under the Prescription Drug User Fee Act (PDUFA). Despite the uncertainty caused by the COVID-19 pandemic in the U.S., to date there has not been a change of the PDUFA date of August 30, 2020 for tafasitamab.

In early February 2020, MorphoSys also announced the launch of an Expanded Access Program (EAP) for tafasitamab in the United States. This EAP allows patients suffering from r/r DLBCL to receive tafasitamab in specific circumstances. According to the U.S. FDA, Expanded Access Programs, sometimes referred to as “compassionate use,” provide patients an opportunity to gain access to an investigational drug for the treatment of a serious disease before FDA approval. These drugs are only made available when there are no comparable or satisfactory alternative therapies for treating the disease, when it is not possible to enroll the patient in a clinical trial, when the potential benefit to the patient justifies the potential treatment risk, and provided that making the investigational product available does not interfere with studies that could support the marketing authorization of the drug for the appropriate treatment indication. To be eligible for tafasitamab EAP, r/r DLBCL patients must also meet additional EAP inclusion and exclusion criteria. Treatment of DLBCL patients within the scope of EAP is recommended with tafasitamab plus lenalidomide, according to the L-MIND treatment plan. The EAP will be available for a limited time while the U.S. FDA reviews MorphoSys’ BLA application for tafasitamab. Applications for inclusion in the tafasitamab EAP must be submitted by a physician licensed for treatment in the U.S.

As part of the collaboration agreement with Incyte, MorphoSys plans to submit a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for tafasitamab plus lenalidomide for r/r DLBCL by mid-2020. MorphoSys is not currently aware that the COVID-19 pandemic will impact the expected submission of a MAA for tafasitamab to the EMA.

MorphoSys – I/2020

Group Interim Statement	9

The phase 2/3 trial by the name of B-MIND (bendamustine-MOR208 IN DLBCL), which was initiated in September 2016, is evaluating the safety and efficacy of the administration of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to the administration of the cancer drug rituximab plus bendamustine in patients with r/r DLBCL who are not eligible for high-dose chemotherapy or autologous stem cell transplantation. The phase 3 part of the study is open since mid-2017. In 2019, in consultation with the FDA, MorphoSys expanded the study to include a biomarker-based co-primary endpoint. This biomarker is defined as a low baseline peripheral blood natural killer (NK low) cell count. In November 2019, the B-MIND study successfully passed the pre-planned, event-driven interim analysis for futility. Within the scope of this analysis, the data were reviewed by an independent monitoring committee (IDMC) to determine the likelihood of a futile outcome of the study at the time of study completion. The IDMC evaluated efficacy data in the entire patient population, as well as in the biomarker-positive patient subpopulation, and recommended increasing the number of patients from 330 to 450. MorphoSys expects the study’s topline results to become available in 2022.

In addition to the aforementioned clinical development in r/r DLBCL, at the end of 2019, MorphoSys initiated a phase 1b clinical trial of tafasitamab as a first-line therapy in DLBCL (First-MIND). The study evaluates tafasitamab or tafasitamab plus lenalidomide in addition to R-CHOP (the current standard therapy) in patients with newly diagnosed DLBCL. The primary endpoint of the study is the incidence and severity of treatment-emergent adverse events (AEs). The secondary endpoints are the objective response rate (ORR) and complete response (CR) rate at the end of treatment, the incidence and severity of AEs in the 18-month follow-up period, the best ORR and CR by the end of the study (approximately 24 months), progression-free survival (PFS), event-free survival (ES) and overall survival (OS) at 12 and 24 months. This study is expected to pave the way for a pivotal phase 3 trial of tafasitamab in first-line therapy in DLBCL.

In addition to these combination studies in DLBCL, MorphoSys has been evaluating tafasitamab in a phase 2 combination study in chronic lymphocytic leukemia (CLL) or small cell B cell lymphoma (SLL) since December 2016. The study named COSMOS (CLL patients assessed for ORR & Safety in MOR208 Study) is investigating the safety of tafasitamab in combination with the cancer drugs idelalisib (cohort A) or venetoclax (cohort B). The study will include patients for whom previous therapy with a Bruton tyrosine kinase inhibitor was either no longer effective or was not tolerated. Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019. Cohort A included eleven patients receiving tafasitamab plus idelalisib. Patients were in the study for a median of 7.4 months. The overall response rate was 91%, and one patient achieved complete remission. Eight patients were tested for minimal residual disease (MRD), two of these eight patients achieved MRD negativity in blood, and one of three patients also achieved MRD negativity in bone marrow. A total of 13 patients were enrolled in cohort B and treated with tafasitamab plus venetoclax. The median time in the study was 15.6 months. In the intent-to-treat population, the best overall response was 76.9%; 46.2% of patients achieved complete

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10	Group Interim Statement

remission. Seven patients were tested for the presence of minimal residual disease. Six of these seven patients achieved MRD negativity in blood, and two of four patients achieved MRD negativity in bone marrow. The COSMOS study showed that combinations of tafasitamab with idelalisib or venetoclax were generally well-tolerated.

Despite the COVID-19 pandemic, the enrollment and treatment of patients in studies with tafasitamab, which potentially have significant benefit in life-threatening indications, will continue.

To prepare for a successful launch of tafasitamab together with the collaboration partner Incyte, given FDA approval, MorphoSys further escalated the build out of the U.S. commercial organization. For that purpose, the Company established the necessary commercial infrastructure and continues to grow its U.S. operations based in Boston (Massachusetts) by filling key positions.

MOR202 is directed against CD38, an antigen expressed on the surface of plasma cells.

In November 2017, MorphoSys and I-Mab signed a regional license agreement for MOR202 granting I-Mab exclusive development and commercialization rights in China, Hong Kong, Taiwan and Macau, while MorphoSys continues to support its partner I-Mab in the further development of MOR202. I-Mab is currently investigating the drug candidate MOR202/TJ202 in a phase 2 trial which started in March 2019 as a third-line treatment for r/r multiple myeloma and in a phase 3 trial, which began in April 2019, in combination with lenalidomide as a second-line therapy for multiple myeloma. Both are pivotal studies.

In October 2019, MorphoSys and I-Mab announced that I-Mab had received Investigational New Drug (IND) approval from the Chinese National Medical Products Administration (NMPA) for MOR202/TJ202. This approval allows I-Mab to expand its phase 2 and phase 3 trials of MOR202/TJ202 in multiple myeloma, currently underway in Taiwan, to mainland China.

In October 2019, MorphoSys initiated a phase 1/2 trial in anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. The proof-of-concept study, called M-PLACE, is an open-label, multicenter study and primarily evaluates the safety and tolerability of MOR202. Secondary endpoints are the effect of MOR202 on serum antibodies against PLA2R and the evaluation of the immunogenicity and pharmacokinetics of MOR202. An exploratory goal is to determine clinical efficacy.

An ever-growing number of clinics where clinical trials are conducted are restricting visits to their premises and patients to protect both staff and patients from possible COVID-19 exposure. MorphoSys is continuously monitoring this situation and making decisions on the necessary procedures to ensure patient safety and correct data collection on a case-by-case basis, depending on the study and

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Group Interim Statement	11

country. As a result, enrollment/screening of patients in the M-PLACE study for MOR202 has been temporarily paused due to COVID-19.

MOR106, a human monoclonal antibody against IL-17C, became part of an exclusive development and commercialization agreement with Novartis in July 2018. In October 2019, the three involved parties to this agreement, Galapagos, MorphoSys and Novartis, announced that the clinical development of MOR106 in atopic dermatitis (AtD) was terminated for all studies based on the results of interim analysis for futility. Novartis has since terminated the development and commercialization agreement ahead of the notice period expiration. However, MorphoSys expects the termination to become effective later this year.

Otilimab (MOR103/GSK3196165), a fully human antibody directed against GM-CSF, was fully out-licensed to GlaxoSmithKline (GSK) in 2013. In mid-2019, GSK announced the initiation of a phase 3 program in rheumatoid arthritis (RA) by the name of ContRAst. This program consists of three pivotal studies and a long-term extension study to evaluate the antibody in patients with moderate to severe RA. In conjunction with the start of the clinical program, GSK also announced that the antibody was assigned the INN name otilimab.

Other programs: In addition to the programs listed above, MorphoSys is pursuing several proprietary programs in earlier phases of research and development.

On March 31, 2020, the number of therapeutic programs in the Proprietary Development segment totaled 12, four of which were out-licensed (December 31, 2019: 12 programs, four of which were out-licensed). Four of these programs are in clinical development, one is in preclinical development, and six are in the discovery stage. Clinical development of MOR106 is currently stopped.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to use its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

During the first three months of 2020, the number of therapeutic programs in the Partnered Discovery segment remained unchanged at 104 (December 31, 2019: 104). As of March 31, 2020, 23 of these programs were in clinical development, 24 were in preclinical development, and 56 were in the discovery stage. Our Tremfya® partnered discovery program is already available on the market.

CORPORATE DEVELOPMENTS

On April 6, 2020, MorphoSys provided an update on its operations and the measures it is taking to mitigate the impact of the rapidly evolving COVID-19 global pandemic on its employees, patients and the wider community.

MorphoSys – I/2020

12	Group Interim Statement

MorphoSys is currently operating in accordance with its business continuity plan to minimize disruptions to operations and to implement the measures necessary to protect employees.

MorphoSys is conducting a number of clinical trials of investigational drugs and closely monitoring each program individually in addition to the overall situation. MorphoSys is making adjustments, where necessary, to comply with regulatory, institutional and governmental requirements and guidelines related to COVID-19. The highest priority is to ensure the safety of all clinical program participants and the proper execution of the trials in which they are participating in accordance with the study protocols. An increasing number of clinics where clinical trials are conducted are restricting visits to their premises and to patients to protect both staff and patients from potential COVID-19 exposure. As a result, MorphoSys is continuously monitoring the situation and deciding on the necessary procedures to ensure patient safety and correct data collection on a case-by-case basis, depending on the study and country. Despite the rapidly changing conditions worldwide and the potential impact on clinical trials, MorphoSys continues to work diligently to maintain its drug development plans.

Human Resources

On March 31, 2020, the MorphoSys Group had 516 employees (December 31, 2019: 426). During the first three months of 2020, the MorphoSys Group employed an average of 439 people.

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Group Interim Statement	13

Key Financial Figures

In the interim statements, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the statement of profit or loss or the balance sheet in a given quarter.

Revenues

Revenues in the first quarter of 2020 increased to € 251.2 million (Q1/2019: € 13.5 million). This increase was primarily a result of the collaboration and license agreement entered into with Incyte for the commercialization of tafasitamab outside of the USA.

Success-based payments including royalties accounted for 4% or € 10.3 million (Q1/2019: 81% or € 11.0 million) of total revenues, with royalties increasing by 42% compared to the same quarter of the previous year. From a geographical standpoint, MorphoSys generated 99% or € 249.7 million, of its commercial revenues from North American-based biotechnology, pharmaceutical and non-profit companies and 1% or € 1.5 million, from customers based primarily in Europe and Asia. In the same period of the previous year, this breakdown was 48% and 52%, respectively. Almost 100% of Group revenues were attributable to Incyte, Janssen and I-Mab (Q1/2019: 92% with Janssen, I-Mab and LEO Pharma).

Operating Expenses

COST OF SALES

Cost of sales in the first three months of 2020 amounted to € 3.3 million (Q1/2019: € 5.0 million) and included expenses related to services provided for the transfer of projects to customers. Cost of sales also included production costs for tafasitamab in connection with the approval process in the United States. If successfully approved, the quantity produced may be used later for commercialization. In accordance with the Group’s accounting policies, the quantities produced qualify as inventory. Because tafasitamab has not yet received marketing approval, this inventory was impaired to a net realizable value of zero for the time being. The corresponding impairment is recognized in cost of sales. Upon successful market approval, the entire impairment amount will be reversed and capitalized as inventory at production cost.

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14	Group Interim Statement

RESEARCH AND DEVELOPMENT EXPENSES

In the first three months of 2020, research and development expenses amounted to € 21.5 million (Q1/2019: € 24.7 million). Expenses in this area were largely driven by expenses for external laboratory services in the amount of € 8.8 million (Q1/2019: € 11.8 million) as well as personnel expenses in the amount of € 7.3 million (Q1/2019: € 6.8 million).

SELLING EXPENSES

Selling expenses amounted to € 12.8 million in the first three months of 2020 (Q1/2019: € 1.7 million). This item includes mainly personnel expenses in the amount of € 7.2 million (Q1/2019: € 1.0 million) and expenses for external services of € 4.7 million (Q1/2019: € 0.5 million).

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 10.1 million (Q1/2019: € 5.9 million). This line item mainly comprised personnel expenses amounting to € 6.2 million (Q1/2019: € 4.3 million) and expenses for external services of € 2.2 million (Q1/2019: € 0.9 million).

Other Income / Finance Income / Finance Expenses

In the first three months of 2020, other income amounted to € 10.3 million (Q1/2019: € 0.2 million) and mainly resulted from foreign exchange gains in the amount of € 10.2 million (Q1/2019: less than € 0.1 million).

Finance income of € 10.6 million (Q1/2019: € 0.9 million) mainly included foreign exchange gains from the financial liability from collaborations in the amount of € 4.8 million (Q1/2019: € 0) and gains from changes in the fair value of financial assets recognized in profit or loss in the amount of € 2.4 million (Q1/2019: € 0.2 million).

Finance expenses of € 9.3 million (Q1/2019: € 0.2 million) comprised mainly losses from financial derivatives in the amount of € 5.3 million (Q1/2019: € 0) and foreign exchange losses from the financial asset from collaborations in the amount of € 1.7million (Q1/2019: € 0).

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Group Interim Statement	15

Segment Reporting

The Group consists of two business segments: Proprietary Development and Partnered Discovery. The activities included in these segments have not changed since the publication of the 2019 Annual Report.

Q1	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ €)	2020	2019	2020	2019	2020	2019	2020	2019

External Revenues	240,420	5,756	10,803	7,792	0	0	251,223	13,548
Operating Expenses	(38,965)	(30,765)	(2,331)	(2,311)	(6,411)	(4,180)	(47,707)	(37,256)
Segment Result	201,455	(25,009)	8,472	5,481	(6,411)	(4,180)	203,516	(23,708)
Other Income	9,357	51	0	0	973	103	10,330	154
Other Expenses	0	0	0	0	(286)	(35)	(286)	(35)
Segment EBIT	210,812	(24,958)	8,472	5,481	(5,724)	(4,112)	213,560	(23,589)
Finance Income							10,601	942
Finance Expenses							(9,287)	(250)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							(461)	568
Earnings before Taxes							214,413	(22,329)
Income Tax Expenses							(18,900)	(342)
Consolidated Net Profit / (Loss)							195,513	(22,670)

* Differences due to rounding.

The following overview shows the point in time of the fulfillment of performance obligations:

Q1	Proprietary Development		Partnered Discovery
in 000’ €	2020	2019	2020	2019

At a Point in Time thereof performance obligations fulfilled in previous periods:
in Proprietary Development € 0.0 million in 2020 and € 4.4 in 2019 and in Partnered Discovery € 10.2 million in 2020 and € 6.6 million in 2019	240,420	5,756	10,719	7,707
Over Time	0	0	84	85
Total	240,420	5,756	10,803	7,792

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16	Group Interim Statement

Liquidity

On March 31, 2020, the Group’s liquidity amounted to € 1,132.1 million, compared to € 357.4 million on December 31, 2019.

Liquidity is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value, with changes recognized in profit or loss” as well as current and non-current “other financial assets at amortized cost”.

The increase in liquidity resulted primarily from payments received upon entering into the collaboration and license agreement with Incyte for the further development and commercialization of tafasitamab. The inflow from the payments received was partly offset by the use of cash for operating activities in the first three months of 2020.

Collaboration and License Agreement with Incyte

On January 13, 2020, MorphoSys AG and Incyte Corporation announced that both companies had signed a collaboration and license agreement for the further global development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. The agreement became effective on March 3, 2020, following the receipt of antitrust clearance. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750.0 million (€ 691.7 million). In addition, Incyte invested US$ 150.0 million (€ 130.9 million) in new American Depositary Shares (ADS) of MorphoSys. MorphoSys increased its share capital by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, to facilitate Incyte’s purchase of 3,629,764 ADSs. Each ADS represents 1⁄4 of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represented 2.84% of the registered share capital of MorphoSys prior to the capital increase. Incyte purchased the 3,629,764 new ADSs at a price of US$ 41.32 per ADS, including a premium of 20% on the volume-weighted average ADS price 30 days prior to the signing of the collaboration and licensing agreement. Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs for an 18-month period. The new ADSs represent 2.76% of the registered share capital of MorphoSys following the capital increase.

Depending on the achievement of certain developmental, regulatory, and commercial milestones, MorphoSys is eligible to receive milestone payments amounting to up to US$ 1.1 billion. MorphoSys will also receive tiered royalties in a mid-teen to mid-twenties percentage of net sales of tafasitamab outside the U.S. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys recording all revenues generated from tafasitamab sales. Incyte and MorphoSys are jointly responsible for the commercialization activities in the U.S. and will equally share profits and losses (50/50 basis). Outside the U.S., Incyte will receive exclusive commercialization rights, determine the commercialization strategy and record all revenues generated from sales of tafasitamab, paying royalties to

MorphoSys – I/2020

Group Interim Statement	17

MorphoSys on sales generated outside the U.S. MorphoSys and Incyte will also share the development costs for the worldwide and U.S.-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). Incyte will also assume 100% of the future development costs for clinical trials in countries outside the U.S.

MorphoSys received a total of US$ 900.0 million (€ 822.6 million) from Incyte upon concluding the agreement. An amount of US$ 268.9 million (€ 236.1 million) has been recognized as revenue under IFRS 15 as consideration allocated to the commercialization license for tafasitamab outside the United States. Incyte’s participation in the equity of MorphoSys AG resulted in a contribution to common stock of US$ 1.0 million (€ 0.9 million; equivalent to a nominal value of € 1 per common share) and to additional paid-in capital of US$ 90.7 million (€ 79.7 million). As of March 31, 2020, an amount of US$ 588.8 million (€ 537.8 million) was treated as financial liability and an amount of US$ 48.9 million (€ 44.2 million) was accounted for as financial asset in connection with the Incyte collaboration.

In future periods, the financial asset is measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method in accordance with IFRS 9. Any resulting effective interest is recognized as an interest expense. Deviations of actual cash flows from the financial asset or the financial liability to the original plans are shown in the financial result. Currency translation effects related to the financial asset and the financial liability are also recognized in the finance result.

MorphoSys – I/2020

18	Group Interim Statement

Subsequent Events

On April 1, 2020, MorphoSys established a new long-term Stock Option Plan (SOP Plan) and a new Performance Share Unit Program (PSU Program) for the Management Board, Senior Management Group and certain employees of the Company who are not members of the Senior Management Group. A new Restricted Stock Unit Plan (RSU Plan) was also established for certain employees of MorphoSys US Inc. on April 1, 2020.

April 1, 2020, marked the end of the four-year vesting period for the 2016 Long-Term Incentive Plan. The Management Board, former Management Board members, the Senior Management Group as well as former members of the Senior Management Group who have since left the Company now have the option during the next six months to receive a total of 13,677 shares, 37,766 shares, 33,180 shares and 6,414 shares, respectively.

Effective April 11, 2020, Supervisory Board member Dr. Frank Morich resigned from the Supervisory Board of MorphoSys AG. There is no intention to appoint a new Supervisory Board member to replace Dr. Morich, but instead to reduce the size of the Supervisory Board accordingly.

On April 21, 2020, MorphoSys announced the appointment of Roland Wandeler, Ph.D., as Chief Commercial Officer (CCO) of MorphoSys, effective May 5, 2020. In this newly created role, Mr. Wandeler will lead all global commercial operations as a member of the Management Board of MorphoSys AG. He will be responsible for all commercialization activities worldwide and will oversee the Company’s U.S. operations with its planned launch of tafasitamab.

On April 27, 2020, MorphoSys and I-Mab jointly announced that the first patient has been dosed in a phase 3 clinical study in mainland China to evaluate MorphoSys’ investigational human CD38 antibody MOR202/TJ202 in combination with lenalidomide plus dexamethasone in patients with relapsed or refractory multiple myeloma (r/r MM). Under a licensing agreement with MorphoSys, I-Mab has exclusive rights for development and commercialization of MOR202/TJ202 in mainland China, Taiwan, Hong Kong and Macao.

On April 29, 2020, GSK confirmed at their 1Q2020 results that they proactively paused recruitment for the pivotal otilimab program in rheumatoid arthritis due to COVID-19.

In July 2019 MorphoSys entered into an agreement with Vivoryon Therapeutics under the terms of which MorphoSys obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. In April 2020 MorphoSys took the decision not to exercise this option. This decision was based on the thorough analysis of data from preclinical validation studies. MorphoSys owns a minority stake in Vivoryon Therapeutics that is based on an equity investment in 2019.

No other events that require reporting occurred beyond those described above.

MorphoSys – I/2020

Group Interim Statement	19

Financial Guidance

MorphoSys’ latest financial guidance for the 2020 fiscal year was published on March 18, 2020 and remains unchanged. The Group expects to achieve revenues in the range of € 280 million to € 290 million in the 2020 fiscal year. R&D expenses are expected to be between € 130 million and € 140 million. The Group expects EBIT to reach approximately € -15 million to € 5 million. This guidance is based on constant currency exchange rates and does not include any contributions from tafasitamab revenues and any effects from potential in-licensing or co-development deals for new development candidates.

The guidance might potentially be impacted by the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. While MorphoSys is maintaining its previously communicated guidance on its clinical trials, these could potentially be affected in terms of patient enrollment and data collection timelines, among other factors.

MorphoSys – I/2020

20	Group Interim Statement

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q1 2020	Q1 2019

Revenues	251,222,691	13,548,271
Operating Expenses
Cost of Sales	(3,259,478)	(4,969,800)
Research and Development	(21,496,133)	(24,692,485)
Selling	(12,827,589)	(1,674,843)
General and Administrative	(10,123,622)	(5,918,536)
Total Operating Expenses	(47,706,822)	(37,255,664)
Other Income	10,329,774	154,413
Other Expenses	(285,536)	(34,737)
Earnings before Interest and Taxes (EBIT)	213,560,107	(23,587,717)
Finance Income	10,600,670	941,850
Finance Expenses	(9,287,413)	(249,621)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(461,000)	568,000
Income Tax Expenses	(18,900,019)	(342,003)
Consolidated Net Profit / (Loss)	195,512,345	(22,669,491)
Earnings per Share, basic and diluted	-	(0.72)
Earnings per Share, basic	6.12	-
Earnings per Share, diluted	6.11	-
Shares Used in Computing Earnings per Share, basic and diluted	-	31,558,962
Shares Used in Computing Earnings per Share, basic	31,959,151	-
Shares Used in Computing Earnings per Share, diluted	32,014,823	-

MorphoSys – I/2020

Group Interim Statement	21

Consolidated Balance Sheet (IFRS) – (unaudited)

in €	03/31/2020	12/31/2019

ASSETS
Current Assets
Cash and Cash Equivalents	620,819,779	44,314,050
Financial Assets at Fair Value through Profit or Loss	141,510,186	20,454,949
Other Financial Assets at Amortized Cost	233,891,404	207,735,195
Accounts Receivable	25,829,461	15,081,702
Financial Assets from Collaborations	44,239,761	0
Income Tax Receivables	164,626	145,817
Other Receivables	1,850,153	1,613,254
Inventories, Net	391,456	288,212
Prepaid Expenses and Other Current Assets	10,488,098	14,059,627
Total Current Assets	1,079,184,924	303,692,806
Non-current Assets
Property, Plant and Equipment, Net	4,733,274	4,652,838
Right-of-Use Assets, Net	47,689,365	43,160,253
Patents, Net	2,739,881	2,981,282
Licenses, Net	2,337,502	2,350,002
In-process R&D Programs	47,084,657	35,683,709
Software, Net	110,206	107,137
Goodwill	3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	135,841,740	84,922,176
Shares at Fair Value through Other Comprehensive Income	10,814,804	14,076,836
Prepaid Expenses and Other Assets, Net of Current Portion	1,126,853	1,136,030
Total Non-current Assets	256,154,515	192,746,496
Total Assets	1,335,339,439	496,439,302

MorphoSys – I/2020

22	Group Interim Statement

in €	03/31/2020	12/31/2019

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	52,217,346	57,041,902
Current Portion of Lease Liabilities	3,026,278	2,515,097
Tax Liabilities	18,994,725	94,732
Other Provisions	915,776	323,000
Current Portion of Contract Liability	8,694,829	1,570,801
Convertible Bonds due to Related Parties	0	12,324
Total Current Liabilities	83,848,954	61,557,856
Non-current Liabilities
Lease Liabilities, Net of Current Portion	44,827,507	40,041,581
Other Provisions, Net of Current Portion	23,166	23,166
Contract Liability, Net of Current Portion	104,152	114,927
Deferred Tax Liability	19	0
Financial Liabilities from Collaborations	537,840,971	0
Total Non-current Liabilities	582,795,815	40,179,674
Total Liabilities	666,644,769	101,737,530

Stockholders’ Equity
Common Stock	32,890,046	31,957,958
Ordinary Shares Issued (32,890,046 and 31,957,958 for 2020 and 2019, respectively)
Ordinary Shares Outstanding (32,664,246 and 31,732,158 for 2020 and 2019, respectively)
Treasury Stock (225,800 and 225,800 shares for 2020 and 2019, respectively), at Cost	(8,357,250)	(8,357,250)
Additional Paid-in Capital	709,736,779	628,176,568
Other Comprehensive Income Reserve	(5,307,464)	(1,295,718)
Accumulated Deficit	(60,267,441)	(255,779,786)
Total Stockholders’ Equity	668,694,670	394,701,772
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	1,335,339,439	496,439,302

MorphoSys – I/2020

Group Interim Statement	23

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2019	31,839,572	31,839,572

Compensation Related to the Grant of Stock Options and Performance Shares	0	0

Transfer of Treasury Stock to Related Parties	0	0

Reserves:

Foreign Currency Losses from Consolidation	0	0

Consolidated Net Loss	0	0

Total Comprehensive Income	0	0

Balance as of March 31, 2019	31,839,572	31,839,572

Balance as of January 1, 2020	31,957,958	31,957,958

Capital Increase, Net of Issuance Cost of € 20,000	907,441	907,441

Compensation Related to the Grant of Stock Options and Performance Shares	0	0

Exercise of Convertible Bonds Issued	24,647	24,647

Reserves:

Change in Fair Value of Shares through Other Comprehensive Income	0	0

Foreign Currency Losses from Consolidation	0	0

Consolidated Net Profit	0	0

Total Comprehensive Income	0	0

Balance as of March 31, 2020	32,890,046	32,890,046

MorphoSys – I/2020

24	Group Interim Statement

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€

281,036	(10,398,773)	619,908,453	(210,890)	(152,765,728)	488,372,634
0	0	687,379	0	0	687,379
(777)	28,718	(28,718)	0	0	0

0	0	0	(14,261)	0	(14,261)
0	0	0	0	(22,669,491)	(22,669,491)
0	0	0	(14,261)	(22,669,491)	(22,683,752)
280,259	(10,370,055)	620,567,114	(225,151)	(175,435,219)	466,376,261
225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772
0	0	79,671,027	0	0	80,578,468
0	0	1,128,208	0	0	1,128,208
0	0	760,976	0	0	785,623

0	0	0	(3,262,031)	0	(3,262,031)
0	0	0	(749,715)	0	(749,715)
0	0	0	0	195,512,345	195,512,345
0	0	0	(4,011,746)	195,512,345	191,500,599
225,800	(8,357,250)	709,736,779	(5,307,464)	(60,267,441)	668,694,670

MorphoSys – I/2020

Group Interim Statement	25

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

For the Period Ended March 31, (in €)	2020	2019

Operating Activities:
Consolidated Net Profit / (Loss)	195,512,345	(22,669,491)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairment of Assets	179,917	0
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	1,849,516	1,534,402
Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss	(3,096,930)	(227,947)
Net (Gain) / Loss of Financial Assets at Amortized Cost	(1,062,703)	0
(Income) from Reversals of Impairment Losses / Impairment Losses on Financial Assets	461,000	(568,000)
Net (Gain) / Loss on Derivative Financial Instruments	4,896,252	(586,890)
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	(3,908,396)	0
Net (Gain) / Loss on Sale of Property, Plant and Equipment	0	3,529
Recognition of Contract Liability	(892,447)	(1,196,683)
Share-based Payment	1,128,208	687,379
Income Tax Expenses	18,900,019	342,003
Changes in Operating Assets and Liabilities:
Accounts Receivable	(10,747,759)	(2,619,215)
Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	3,219,609	901,733
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions	(4,994,219)	(749,136)
Other Liabilities	524,863	6,634
Contract Liability	8,005,700	1,871,980
Income Taxes Paid	(10,912)	(3,689)
Net Cash Provided by / (Used in) Operating Activities	209,964,063	(23,273,391)

MorphoSys – I/2020

26	Group Interim Statement

For the Period Ended March 31, (in €)	2020	2019

Investing Activities:
Purchase of Financial Assets at Fair Value through Profit or Loss	(134,302,876)	0
Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss	16,411,842	7,356,761
Purchase of Other Financial Assets at Amortized Cost	(111,177,837)	(5,000,000)
Proceeds from Sales of Other Financial Assets at Amortized Cost	35,000,000	24,987,872
Proceeds from (+) / Payments for (-) Derivative Financial Instruments	(4,501,471)	142,677
Purchase of Property, Plant and Equipment	(713,806)	(241,447)
Proceeds from Sales of Property, Plant and Equipment	0	0
Purchase of Intangible Assets	(11,489,099)	(74,579)
Interest Received	83,672	12,128
Net Cash Provided by / (Used in) Investing Activities	(210,689,575)	27,183,412

Financing Activities:
Proceeds of Share Issuance	80,598,468	0
Cost of Share Issuance	(20,000)	0
Proceeds in Connection with Convertible Bonds Granted to Related Parties	773,300	0
Financing from Collaborations	497,509,604	0
Principal Elements of Lease Payments	(608,695)	(629,966)
Interest Paid	(301,481)	(225,559)
Net Cash Provided by / (Used in) Financing Activities	577,951,196	(855,525)
Effect of Exchange Rate Differences on Cash	(719,955)	5,858
Increase / (Decrease) in Cash and Cash Equivalents	576,505,729	3,060,354
Cash and Cash Equivalents at the Beginning of the Period	44,314,050	45,459,836
Cash and Cash Equivalents at the End of the Period	620,819,779	48,520,190

[1]

The “Proceeds from (+) / Payments for (-) Derivative Financial Instruments” were reclassified from operating activities into investing activities. The prior year’s amounts were adjusted accordingly to ensure comparability.

MorphoSys – I/2020

Group Interim Statement	27

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:         +49-89-89927-0

Fax:          +49-89-89927-222

Email:      info@morphosys.com

Website:  www.morphosys.com

Corporate Communications and Investor Relations

Tel.:       +49-89-89927-404

Fax:       +49-89-89927-5404

Email:    investors@morphosys.com

Published on May 6, 2020

This quarterly statement is also published in German and can be downloaded as a PDF document from our website. For better readability, only the masculine form is used in this report to represent all genders.

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER® are trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor Inc.

MorphoSys – I/2020

Financial Calendar 2020

MARCH 18, 2020	PUBLICATION OF 2019 YEAR-END RESULTS
MAY 6, 2020	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2020
MAY 27, 2020	2020 ANNUAL GENERAL MEETING
AUGUST 5, 2020	PUBLICATION OF 2020 HALF-YEAR REPORT
NOVEMBER 11, 2020	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2020

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.com

MorphoSys – I/2020